Consent of Independent Accountants




The Board of Directors
Energy Research Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 of Energy Research Corporation and Subsidiaries of our report dated January 12, 1998, relating to the consolidated balance sheets of Energy Research Corporation and Subsidiaries as of October 31, 1997 and 1996, and the related consolidated statements of income, changes in common shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 1997, which report appears in the October 31, 1997 annual report on Form 10-K of Energy Research Corporation.



                                                      /s/ KPMG Peat Marwick, LLP



Stamford, CT
September 16, 1998



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